Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Six Weeks Ended
($ in millions, except ratio)	September 7, 2012	September 9, 2011
Income before income taxes	$578	$154
Losses related to equity method investees	10	6
	588	160
Add/(deduct):
Fixed charges	177	197
Interest capitalized	(18)	(14)
Distributed income of equity method investees	5	5
Earnings available for fixed charges	$752	$348
Fixed charges:
Interest expensed and capitalized(1)	$114	$131
Estimate of interest within rent expense	63	66
Total fixed charges	$177	$197
Ratio of earnings to fixed charges	4.2	1.8

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12